UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2018

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur

Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

NOTICE OF MEETING OF SHAREHOLDERS REGARDING AMALGAMATION OF SUBSIDIARIES

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”), hereby furnishes the Commission with copies of the following information concerning the Notice of Shareholder Meeting and Postal Ballot (the “Notice”), which seeks to convene a meeting of its shareholders on September 19, 2018 to obtain shareholder approval for the merger of its wholly-owned subsidiaries, Wipro Technologies Austria GmbH, Wipro Information Technology Austria GmbH, NewLogic Technologies SARL and Appirio India Cloud Solutions Private Limited with the Company (the “Scheme of Amalgamation”).

The Notice, the explanatory statement setting out the material facts and reasons of the Merger, a form of proxy card for equity holders, attendance slip, and Postal Ballot Form are attached to this Form 6-K as Item 99.1. The supplemental information referenced in the Notice, including the Scheme of Amalgamation, report issued by the Company’s board of directors, and financial statements are available on the Company’s website at https://www.wipro.com/investors/scheme-of-amalgamation.

The mailing of the Notice together with the enclosed exhibits to our shareholders was completed over a period from August 14 to August 17, 2018.

The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal
Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: August 17, 2018

INDEX TO EXHIBITS

Item

99.1	Notice Convening Meeting of Shareholders of Wipro Limited